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                                                                    EXHIBIT 99.1

                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

         COOLBRANDS Appoints New Independent Director, Approves Final Breyer's Financing

         Transaction Expected to Close March 28, 2005

Toronto, March 24, 2005 - CoolBrands International Inc. (TSX: COB.SV.A) said today that the Company's Board of Directors has voted unanimously to appoint Arthur Waldbaum to serve as a Director. The company also announced that its Board had voted unanimously to approve $40 million in financing for the previously announced acquisition of Breyer's yogurt from Kraft Foods. JP Morgan Chase is providing the financing for the transaction, which is expected to close on March 28, 2005.

Arthur Waldbaum has enjoyed a 20-year career in the supermarket and frozen foods business, starting as a Waldbaum's Supermarket management trainee in 1980. He held positions of increasing responsibility over the next 15 years, eventually attaining the post of Executive Vice President, responsible for merchandising, real estate, advertising, and community and public affairs. He replaces Joe Binder, who has resigned for personal reasons. With Mr. Waldbaum's election, the CoolBrands' Board of Directors maintains a majority of independent directors.

David J. Stein, CoolBrands' Co-Chairman and Chief Executive Officer, stated, "Arthur is a talented and accomplished executive, and we are delighted to welcome him to the Board. His Waldbaum's experience, which includes leadership roles in merchandising and frozen foods, is directly applicable to our business. We look forward to benefiting from his perspective and counsel."

Commenting on the Breyer's transaction, Mr.Stein said, "We are pleased to have secured the financing to complete our acquisition of Breyer's yogurt. This important addition to CoolBrands will enable us to diversify our snack offerings in the high-growth yogurt category."

For More Information Contact:

U.S. and International                          Canada
Jeremy Fielding/Jon Morgan                      Robin Sears
Kekst and Company                               Navigator Ltd.
(212) 521 4800                                  (416) 642-6437

About CoolBrands International:

CoolBrands International competes in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands competes in the fast-growing "Better-for-You" ice cream category with offerings such as fat free, non-dairy Whole Fruit Sorbet




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and Atkins Endulge controlled carbohydrate super premium ice cream. New
"Better-for-You" offerings by CoolBrands include No Pudge! Branded frozen snacks and a line of "Better-for-Kids" frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana, Welch's, Yoplait and Welch's.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates a "direct store door" (DSD) ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company owned, franchised and non-traditional partnership locations around the world.

For more information about CoolBrands, visit www.coolbrandsinc.com.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and





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litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.